FORM 6-K


                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, DC 20549

                      REPORT OF FOREIGN ISSUER
                 PURSUANT TO RULES 13a-16 AND 15d-16
              UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          QUARTERLY REPORT
                FOR THE PERIOD ENDED:  July 31, 2003

                    Commission File No. 000-18343


                         WORLD VENTURES INC.
                         (Registrant's Name)


                         102 Piper Crescent
              Nanaimo, British Columbia, Canada V9T 3G3
               (Address of principal executive office)

                         Tel: (250) 756-0291
         (Registrant's telephone number including area code)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                Form 20-F   [X]      Form 40-F   [  ]






                                  -i-





                         WORLD VENTURES INC.

                        THIRD QUARTER REPORT
                   NINE MONTHS ENDED JULY 31, 2003
                 PREPARED BY MANAGEMENT - UNAUDITED

                            INDEX                                    PAGE
                            -----                                    ----

BALANCE SHEET                                                          1

STATEMENT OF LOSS AND DEFICIT                                          2

STATEMENT OF CHANGES IN FINANCIAL POSITION                             3

NOTES TO FINANCIAL STATEMENTS:                                         4

     -  Note 1.  Operations                                            4
                                                                       4
     -  Note 2.  Going Concern

     -  Note 3.  Basis of Presentation                                 4

     -  Note 4.  Charge of Assets                                      4
                                                                      4-5
     -  Note 5.  Significant Accounting Policies

     -  Note 6.  Realization of Assets                                 5

     -  Note 7.  Fixed Assets and Deferred Costs                       6

     -  Note 8.  Schedule of Changes in Resource Properties           6-8
                 Description of Properties

     -  Note 9.  Loan Payable to Premanco Industries                   8

     -  Note 10. Long-Term Debt                                        8

     -  Note 11. Capital Stock                                        8-9

     -  Note 12. Related Party Transactions                           10

     -  Note 13.  Due to Shareholders                                 10

     -  Note 14.  Comparative Figures                                 10

     -  Note 15.  Exhibits                                            10

SIGNATURES                                                            11




              REPORTING CURRENCY, FINANCIAL INFORMATION

Monetary amounts in this Form 6-K are stated in Canadian dollars (Cdn $) except where specifically stated otherwise. Financial information is presented in accordance with accounting principles generally accepted in Canada ("GAAP"). References to "we", "our" and "us" mean World Ventures Inc., its predecessors, or any one or more of them, as the context requires.





                                  -ii-





WORLD VENTURES INC.
BALANCE SHEET
For nine month period ending July 31, 2003


-------------------------------------------------------------------------------------------------
                                     9 month period ended 7/31/03     As of year ended 10/30/02
-------------------------------------------------------------------------------------------------

ASSETS

Cash                                                    14,783                     800

Accounts Receivable (note 12)                            2,129                   1,078
-------------------------------------------------------------------------------------------------
                                                        16,912                   1,878

Fixed (note 7)                                           3,378                   3,378

Resource Properties (note 8)                           437,450                 419,857
-------------------------------------------------------------------------------------------------
TOTAL ASSETS                                           457,740                 425,113

-------------------------------------------------------------------------------------------------
LIABILITIES

Accounts Payable                                       309,192                 353,599

Due to Shareholders (note 13)                           51,947                       0

Due from Investors                                      65,090                       0

Loan Payable to Premanco (note 9)                      635,931                 635,931
-------------------------------------------------------------------------------------------------
                                                     1,062,160                 989,530

Long-term Debt (note 10)                                50,000                  50,000

-------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                    1,112,160               1,039,530

-------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Authorized: 50,000,000 common shares
Issued:  8,982,154 at 07/31/03

Capital Stock (note 11)                              6,704,873               6,704,873

Deficit                                            (7,359,293)             (7,319,290)

-------------------------------------------------------------------------------------------------
                                                     (634,420)               (614,417)
-------------------------------------------------------------------------------------------------
TOTAL LIABILITIES  AND EQUITY                          457,740                 425,113

-------------------------------------------------------------------------------------------------


Approved by directors:

      "Raynerd B. Carson"      Director
   ---------------------------
      "Gary Van Norman"        Director
   ---------------------------

WORLD VENTURES INC.
STATEMENT OF LOSS AND DEFICIT
For nine month period ending July 31, 2003


----------------------------------------------------------------------------------------------------------
                                     9 month period   9 month period    3 months period   3 month period
                                     ended 7/31/03    ended 7/31/02     May 1-July 31,     May 1-April 30
                                                                             2003               2002
----------------------------------------------------------------------------------------------------------

REVENUE

Revenue                                       0                0                0                 0

Interest Revenue                              0                5                0                 0
                               ---------------------------------------------------------------------------
                                              0                5                0                 0
----------------------------------------------------------------------------------------------------------
EXPENSES

Office Administration                     6,000            9,000            2,000             1,500

Consulting Fees                               0                0                0                 0

Accounting & Legal                        2,000            1,000                0                 0

Regulatory & Transfer                     5,687            4,336            1,814               907

Agent Fees

Rent                                      9,000            9,000            3,000             3,000

Travel & Promotion                        7,612            4,546            5,412               862

Office & Sundry                             834              421              754               245

Telephone & Fax                           1,473            1,316              665               371

Printing , Postage & Courier                701               40              701                24

Computer & Internet                       1,494              711            1,345               598

Interest & Bank Charges                   1,559            1,537              313               372

Vehicle & Fuel                              338               56              308                13

Costa Rica Project                        2,416                0            2,416                 0

Lapon Property                           17,593                0            7,156                 0

Salmo Operations                            889            2,742              329               917
                               ---------------------------------------------------------------------------
                                       (57,596)         (34,703)         (26,213)           (8,809)

Invested Properties                      17,593                0            7,156                 0

----------------------------------------------------------------------------------------------------------
Net (Loss) for the period              (40,003)         (34,703)         (19,057)           (8,809)

Deficit - Beginning of Period       (7,319,290)      (6,675,700)      (7,340,236)       (6,701,594)

                               ---------------------------------------------------------------------------
Deficit - End of Period             (7,359,293)      (6,710,403)      (7,359,293)       (6,710,403)

----------------------------------------------------------------------------------------------------------
Gain (Loss) per share for period           0.00             0.00             0.00              0.00

----------------------------------------------------------------------------------------------------------


WORLD VENTURES INC.
STATEMENT OF CHANGES OF FINANCIAL POSITION
For nine month period ending July 31, 2003



-----------------------------------------------------------------------------------------------------------------
                                           9 month period   9 month period    3 months period   3 month period
                                           ended 7/31/03    ended 7/31/02     May 1-July 31,     May 1-July 31
                                                                                  2003               2002
-----------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES

Net (Loss) for the period                    (40,003)         (34,703)          (19,057)            (8,809)

Change in non-cash working capital            188,616          177,591             4,814              6,234
                                        -------------------------------------------------------------------------
                                              148,613          142,888          (14,243)            (2,575)
-----------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES

Expenditures relative to properties          (17,593)                0           (7,156)                  0

Payments on fixed assets & deferred costs           0                0                 0                  0

Sale of fixed assets                                0                0                 0                  0
                                        -------------------------------------------------------------------------
                                             (17,593)                0           (7,156)                  0
-----------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES

Advances from Shareholder                      51,947                0                 0                  0

Investor                                       65,090                0                 0                  0

Private Placement                                   0          150,000                 0                  0

Capital Stock Issued                                0                0                 0                  0

Exercise of Warrants                                0                0                 0                  0
                                        -------------------------------------------------------------------------
                                              117,037          150,000                 0                  0
-----------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash - during period    13,983          (7,112)          (21,399)            (2,575)

Cash position - beginning of period               800            7,976            36,182              3,439
                                        -------------------------------------------------------------------------
Cash position - end of period                  14,783              864            14,783                864

-----------------------------------------------------------------------------------------------------------------


                    NOTES TO FINANCIAL STATEMENTS

1.   OPERATIONS

     The Company was incorporated under the laws of British Columbia and its principal business activities include the development of resort and exploration of natural resource properties.

2.   GOING CONCERN

     These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.

     For the period ending July 31, 2003, the Company incurred a loss of $40,003. During 2002, the Company incurred a net loss of $840,230 (2001 - $287,656: 2000 - $186,709) (accumulated losses from inception of the Company total $7,359,293 and at October 31, 2002 had a working capital deficiency (an excess of current liabilities over current assets) of $987,652. The Company's ability to continue as a going concern is in substantial doubt and is dependent upon its ability to secure additional financing on a timely basis, receive co-operation from its creditors and achieve sufficient cash flows to cover obligations and expenses. The outcome of these matters cannot be predicted at this time. These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities which might be necessary should the Company be unable to continue its operations as a going concern. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and the continuing support of creditors.

3.   BASIS OF PRESENTATION

     These financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and all figures are in Canadian dollars.

4.   CHARGE OF ASSETS

     A charge has been placed over all assets of the Company as security for unpaid corporation capital tax amounting to approximately $69,000, including interest at October 31, 2002.

5.   SIGNIFICANT ACCOUNTING POLICIES

     (a)  Use of estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates and would impact future results of operations and cash flows.

     (b)  Fixed assets

          H.B. Mill and land are recorded at original cost less writedowns to a net amount of $0 (2001 - $480,563) based on management's best estimate of the net recoverable amount, which reflects the value of the first charge against the property (notes 7 and 9). Direct net expenditures incurred on the H.B. Mill are deferred in the accounts. No depreciation has been charged on the H.B. Mill as the asset is not in production.

          Other fixed assets are recorded at cost.

          Depreciation of machinery and automobiles is calculate at 20% per annum using the declining-balance method.

     (c)  Investments in and expenditures on resource properties.

          Acquisition costs of resource properties together with direct exploration and development expenditures thereon, including interest, are deferred in the accounts. When production is attained these costs will be amortized. When deferred expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated net realizable value. Costs relating to properties abandoned are written-off when the decision to abandon is made.

     (d)  Financial instruments

          The Company's financial instruments include cash, accounts receivable, due from related company, accounts payable, loan payable to Premanco Industries Ltd., obligation under capital lease, and long-term debt. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these instruments. The fair value of these financial statements approximate their carrying values.

     (e)  Net loss per share

          Net loss per share computations are based on the weighted average number of common shares outstanding during the year.

6.   REALIZATION OF ASSETS

     The investment in and expenditures on resource properties comprise substantially all of the Company's assets. Recovery of the carrying value of the investment in these assets is dependent upon the existence of economically recoverable reserves, establishing legal ownership of the resource properties, the ability of the Company to obtain necessary financing to complete the exploration and development, the attainment of future profitable production or the disposition of these assets for proceeds in excess of their carrying values.

7.   FIXED ASSETS AND DEFERRED COST

------------------------------------------------------------------------------
                                                        2002            2001
------------------------------------------------------------------------------
                                    Accumulated
                         Cost       Depreciation         Net             Net
------------------------------------------------------------------------------
H.B. Mill and land        $0              0              $0       $480,563

Machinery              5,671          3,493           2,178          2,722

Automobiles           17,219         16,259             960          1,200

Equipment                334             94             240            301
------------------------------------------------------------------------------
                     $23,224        $19,846          $3,378       $484,786
------------------------------------------------------------------------------

     Included in machinery is a leased asset with a net book value of $2,178 (2001 - $2,722).

     On December, 2001, the Company forfeited the H.B. Mill property to the Crown of British Columbia for non-payment of property taxes. Although the Company no longer owns the property, the Company may regain ownership by paying all delinquent taxes, penalties, interest, fees and costs incurred by the Province in administering the property. The Company has until November 30, 2002 to redeem the ownership of the property. As of the date of the audit report, the Company had not and have no intention to redeem ownership of the property. As a result, H.B. Mill and land was written down to mil due to complete forfeiture of the property to the Crown.


8.   RESOURCE PROPERTIES

     SCHEDULE OF CHANGES IN RESOURCE PROPERTIES
     WORLD VENTURES INC.
     October 31, 2001 to July 31, 2003
------------------------------------------------------------------------------

                          Guanacaste   Pan-Oro   Gladiator    Lapon    Totals
------------------------------------------------------------------------------
Balance, October 31, 2001    393,280         1           0       0    393,281

------------------------------------------------------------------------------
Legal                              0         0           0   1,047      1,047

Lease and Supplies                 0         0           0  24,483     24,483

Geological                         0         0           0   1,046      1,046

------------------------------------------------------------------------------
Balance, October 31, 2002    393,280         1           0  26,576    419,857

------------------------------------------------------------------------------
Legal                              0         0           0       0          0

Lease                              0         0           0  17,593     17,593

Geological                         0         0           0       0          0

------------------------------------------------------------------------------
Balance, July  31, 2003      393,280         1           0  44,169    437,450

------------------------------------------------------------------------------

8.   DESCRIPTION OF PROPERTIES

(a)  Guanacaste, Costa Rica

     Pursuant to an option agreement dated October 23, 1995 and amended February 27, 1996 between the Company and Minera Oceanica S.A., the Company acquired an option for the mineral and surface rights in Concession 6622 situated in the Juntas de Abangares, District of Guanacaste, Costa Rica, subject to a 10% royalty in favour of Minera Oceanica S.A. on operating profits derived from the property, or US$100,000 per year, whichever is greater. This royalty has been waived indefinitely until the commencement of production. Finders fees of $22,500 have been included in the cost of resource properties.

(b)  Lapon Canyon, Nevada

     The Company entered into a Lease Purchase Agreement dated June 6, 2002 with Mr. Donald B. Potts ("Potts") to acquire the right to explore, develop and mine the property located in Mineral County, Nevada, USA (the "Property"). The initial lease term is five years but can be extended for an additional five years, and for so long thereafter as minerals are mined and produced from the Property. Upon commencing production of valuable minerals from the property, the Company shall pay Potts a royalty on production equal to 4% of net smelter returns.

     Pursuant to a Letter Agreement with Potts dated May 2, 2002, the Company has paid to Potts the sum of $US 11,000 which includes the royalty payment due on June 6, 2002. Commencing July 6, 2002, royalty payments are payable as follows:

               Payment Period                  Amount of Monthly $ US
               --------------                  ----------------------

(i)   July 6, 2002 through February 6, 2003               $ 1,000
(ii)  March 6, 2003 through November 6, 2003                1,500
(iii) December 6, 2003 through August 6, 2004               2,000
(iv)  September 6, 2004 through May 4, 2005                 2,500
(v)   June 6, 2005 through February 6, 2006                 3,000
(vi)  March 6, 2006 through November 6, 2007                3,500
(vii) December 6, 2007 through August 6, 2008               4,000
(viii)September 6, 2008 through the 6th day of
                         each month thereafter              4,500

     Potts granted the Company the exclusive right and option to purchase the Property for $US 1,250,000 or 50% of the unpaid balance at any time during the initial or extended terms of the lease. Upon exercise of this option by the Company, Potts shall transfer the property to the Company with a reserved royalty on production equal to 0.5% of net smelter returns.

(c)  Pan-Oro, Panama

     During 1995, the Company entered into a Letter of Agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama. The agreement has not yet been concluded and regulatory approval remains outstanding. During 2001, the Company decided to write-down its investment in this property to a nominal carrying value. The Company still retains the right to resume exploration in this property. The Company has a 90% ownership interest in Pan-Oro S.A., a inactive Panamanian corporation.



(d)  Gladiator, Arizona

     The Company entered into an option agreement with Curitiba S.A., a Costa Rican corporation, to acquire 100% of the issued and outstanding shares of Nor-Quest Arizona Inc., an Arizona corporation. Nor-Quest Arizona Inc. has title to one hundred and seventy acres within the Prescott National Forest in the State of Arizona.

     The option is exercisable until January 14, 2002, for consideration of four million common shares. As part of the agreement, the Company has agreed to pay any property tax balance outstanding at the time the option is exercised, not to exceed $4,000 US dollars. During 2001, the Company decided to abandon its interest and wrote-off its investment in this property.

9.   LOAN PAYABLE TO PREMANCO INDUSTRIES LTD. AND LOSS ON LAWSUIT

     Premanco Industries Ltd. ("Premanco"), an unrelated party, brought an action against the Company and others in the Supreme Court of British Columbia claiming that the Company and others logged or caused to be logged, without the permission of Premanco, approximately 20,000 cubic meters or more of timber from certain properties. The claim has been defended by the Company and they have stated that if any logging was done, any liability for these actions must rest with the Company's solicitor who acted on the Company's behalf in connection with an application to the Nelson land title office to release Premanco's timber rights.

     The lawsuit was settled during 1998. The Company is liable for unjust enrichment of $450,000. Premanco has accepted as settlement a promissory note for $450,000, secured by a mortgage on the H.B. Mill property (note 7) and a security agreement over all equipment and chattels, with interest at prime plus 2%, due October 31, 2000. The loan is now in default as the balance has not been paid pursuant to the terms of the settlement. Interest has been accrued on the loan up to October 31, 2001.

     Premanco shall have no right to enforce any judgement obtained against the Company under this promissory note against any assets or properties of the Company other than those specified in the settlement agreement made between Premanco and the Company.


10.  LONG-TERM DEBT

     This amount is unsecured, non-interest bearing and will be repaid at a rate of 10% of the net profits of the H.B. Mill if and when it goes into production.


11.  CAPITAL STOCK

(a)  Authorized:    50,000,000  Common Shares without par value

------------------------------------------------------------------------------
                                      2003                      2002
ISSUED:
                          # of shares      Amount   # of shares        Amount

------------------------------------------------------------------------------
At beginning of period      8,982,154  $6,704,873     7,782,154    $6,414,873

Issued as settlement of debt        0           0     1,500,000       150,000

Shares to be redeemed               0           0     (300,000)      (60,000)

Private Placement                   0           0             0             0

For cash pursuant to exercise       0           0             0             0
of option
------------------------------------------------------------------------------
Issued at end of period     8,982,154  $6,704,873     8,982,154    $6,704,873

------------------------------------------------------------------------------

          (1) During 2002, the Company issued 1,500,000 shares at a price of $0.10 per share to settle $150,000 of debt to a related party.

          (2) Pursuant to a court judgment dated November 8, 2002 the Company is required to redeem 300,000 shares at a price of $0.20 per share from a creditor. Interest is to be charge at 4% per annum. As of the date of this report the 300,000 shares have not been redeemed.

(b) Stock options outstanding to directors and employees July 31, 2003 were as follows:

    ---------------------------------------------------------------------
                                                     Number of Shares

     Expiry Date              Exercise Price        2003          2002
    ---------------------------------------------------------------------

     May 8, 2005                 $ 0.25           550,000       550,000
    ---------------------------------------------------------------------


(c)  Share purchase warrants outstanding as at July 31, 2003 were as follows:

    ---------------------------------------------------------------------
                                                     Number of Shares

     Expiry Date              Exercise Price        2003          2002
    ---------------------------------------------------------------------


     (i)   April 5, 2002          $0.40            600,000       600,000
    ---------------------------------------------------------------------




(d)  List of directors as of July 31, 2003:      Raynerd B. Carson
                                                 Gary Van Norman
                                                 Dr. Stewart A. Jackson


12.  RELATED PARTY TRANSACTIONS



     (a)  Services provided by directors or parties related to directors:

       -------------------------------------------------------------
                                                2003       2002
       -------------------------------------------------------------

          Consulting and management           $    0     $    0
          Rent                               $ 9,000   $ 12,000

       -------------------------------------------------------------

     (b)  Accounts receivable includes $665 due from a director (2001 -
          $3,165).

     (c) Accounts payable includes $6,000 (2002-$6,,000) due to an individual related to the President of the Company


13.  DUE TO SHAREHOLDERS

       The amount due to shareholders arises from:

       -------------------------------------------------------------------

       Advance to Company by shareholder                           $51,947

       -------------------------------------------------------------------
       The amount is non-interest bearing.


14.  COMPARATIVE FIGURES

     Certain figures have been accentuated, reclassified, or integrated to conform to the current quarter's presentation of this financial statement. The information released in this report is accurate and congruent with proper accounting records.


15.  EXHIBITS

     31.1  302 Certificate of Principal Executive Officer
     31.2  302 Certificate of Principal Financial Officer
     32.1  906 Certificate of Principal Executive Officer
     32.2  906 Certificate of Principal Financial Officer

                             SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.


               WORLD VENTURES INC.

                    By:  /s/ Raynerd B. Carson
                         --------------------------
                         Raynerd B. Carson
                         President (Chief Executive Officer)

                    By:  /s/ Stewart A. Jackson
                         --------------------------
                         Stewart A. Jackson
                         Vice President (Chief Financial Officer)


Date:  September 30, 2003